03011609

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL
OMB # 3235-0123
Expires May 31, 1987

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING SECTION
MAR 05 2003
WASH. D.C. 155

SEC FILE NO.
8-24193

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLFS Securities, Inc.

| Official Use Only |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

925 Euclid Ave., Suite 645
(No. and Street)

Cleveland, Ohio 44115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kaval 216-781-6650
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

PLANTE & MORAN, LLP

1422 Euclid Ave., Suite 430, Cleveland, Ohio 44115
(ADDRESS) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

# OATH OR AFFIRMATION

I, James A. Kaval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLFS Securities, Inc., as of December 31, 2002 XXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

President
Title

Notary Public

CHERYL L. SCARBRO
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires Sept. 24, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CLFS Securities, Inc.

## Financial Report
## with Additional Information
## December 31, 2002

# CLFS Securities, Inc.

## Contents


**Report Letter** 1

**Financial Statements**

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 6

Notes to Financial Statements 7

**Additional Information**

Computation of Net Capital Pursuant to Rule 15c3-1 8

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 9

Information Relating to the Possession and Control Requirements Pursuant to Rule 15c3-3 10

Schedule of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act 11

Reconciliation Pursuant to Rule 17a-5(d)(4) 12

Plante & Moran, PLLC
430 Hanna Building
1422 Euclid Ave.
Cleveland, OH 44115
Tel: 216.523.1010
Fax: 216.523.1025
plantemoran.com

# Independent Auditor's Report

To the Stockholder
CLFS Securities, Inc.

We have audited the accompanying statement of financial condition of CLFS Securities, Inc. as of December 31, 2002 and the related statements of operations, and changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of CLFS Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

January 23, 2003

## CLFS Securities, Inc.

**Statement of Financial Condition**
**December 31, 2002**

| Form X-17A-5 Line | | |
|---|---|---|
| | **Assets** - Current | |
| 1 | Cash and cash equivalents | $ 1,055 |
| 4D | Investments | 7,500 |
| 11 | Other assets | 6,000 |
| | Total assets | **$ 14,555** |
| | **Liabilities** - Current | |
| 17 | Accounts payable | $ 900 |
| | **Stockholder's Equity** | |
| 23B | Common stock - No par value: | |
| | Authorized - 500 shares | |
| | Issued - 280 shares | |
| | Outstanding - 154 shares | 13,440 |
| 23C | Additional paid-in capital | 10,721 |
| 23D | Retained earnings | 33,540 |
| | Total | 57,701 |
| 23F | Less treasury stock - 126 shares | 44,046 |
| 24 | Total stockholder's equity | 13,655 |
| | Total liabilities and stockholder's equity | **$ 14,555** |

plante

# CLFS Securities, Inc.

## Statement of Operations
## Year Ended December 31, 2002

| Form X-17a-5 Line | | |
|---|---|---|
| 7 | **Revenue** - Management and supervisory fees | $ 1,250 |
| | **Operating Expenses** | |
| 14 | Administrative fees | 900 |
| 15 | Legal and accounting | 1,275 |
| 15 | Travel | 418 |
| 14 | Licenses and fees | 670 |
| 15 | Insurance | 369 |
| 15 | Bank service charges | 135 |
| | Total operating expenses | 3,767 |
| | **Operating Loss** | (2,517) |
| 8 | Interest income | 34 |
| | **Net Loss** | **$ (2,483)** |

plante

# CLFS Securities, Inc.

## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2002

| | Common Stock | Additional Paid-in Capital | Treasury Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| **Balance** - January 1, 2002 | $ 13,440 | $ 7,721 | $ (44,046) | $ 36,023 | $ 13,138 |
| Net loss | - | - | - | (2,483) | (2,483) |
| Contribution to paid-in capital | - | 3,000 | - | - | 3,000 |
| **Balance** - December 31, 2002 | **$ 13,440** | **$ 10,721** | **$ (44,046)** | **$ 33,540** | **$ 13,655** |

## CLFS Securities, Inc.

**Statement of Cash Flows**
**Year Ended December 31, 2002**

| | | |
|---|---|---|
| **Net Decrease in Cash** | | |
| Net loss | $ | (2,483) |
| Changes in operating liabilities - Increase in accounts payable | | 900 |
| **Cash Used in Operating Activities** | | (1,583) |
| **Cash Used in Investing Activities** - Purchase of certificate of deposit | | (6,000) |
| **Cash Provided by Financing Activities** - Contribution to paid-in capital | | 3,000 |
| **Cash and Cash Equivalents** - January 1, 2002 | | 5,638 |
| **Cash and Cash Equivalents** - December 31, 2002 | **$** | **1,055** |

## CLFS Securities, Inc.

### Statement of Changes in Liabilities Subordinated to Claims of General Creditors

| | |
|---|---|
| **Balance** - January 1, 2002 | $ - |
| Increase | - |
| Decrease | - |
| **Balance** - December 31, 2002 | $ - |

## Note 1 - Summary of Significant Accounting Policies

CLFS Securities, Inc. (the "Company") was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting publicly offered securities. Significant accounting policies followed by the Company are presented below:

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Investments** - Investments consist of marketable equity securities reported at fair value. Unrealized appreciation or depreciation in fair value is recognized in earnings.

**Income Taxes** - The Company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code. S Corporation status provides for corporate taxable income to be passed through and taxed at the stockholder level.

## Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2002, the Company had $900 of aggregate indebtedness and the Company's net capital was $6,125, which exceeded the net capital requirement of $5,000 by $1,125.

The State of Ohio Division of Securities requires the Company to maintain a minimum net worth of not less than $10,000, and the Company's total stockholder's equity of $13,655 exceeds this requirement by $3,655.

## Note 3 - Related Party Transactions

The Company pays administrative fees to a company related by common ownership. Administrative expenses for the year ended December 31, 2002 were $900.

plante

# Additional Information

## CLFS Securities, Inc.

### Computation of Net Capital Pursuant to Rule 15c3-1
### Year Ended December 31, 2002

| Form X-17A-5 Line | | |
|---|---|---|
| | **Computation of Net Capital** | |
| 1 | Total stockholder's equity from statement of financial condition | $ 13,655 |
| 2 | Less stockholder's equity not allowable for net capital | - |
| 3 | Total stockholder's equity qualified for net capital | 13,655 |
| 6D | Total other deductions | 7,500 |
| 8 | Net capital before haircuts on security positions | 6,155 |
| 9 | Haircuts on securities pursuant to 15(c)3-1(f) | 30 |
| 10 | Net capital | $ 6,125 |
| | **Computation of Basic Net Capital Requirement** | |
| 11 | Minimum net capital required ($900 x 6 2/3%) | $ 60 |
| 12 | Minimum dollar requirement | 5,000 |
| 13 | Net capital requirement | 5,000 |
| 14 | Excess net capital | $ 1,125 |
| 15 | Excess net capital at 100 percent | $ 6,035 |
| | **Aggregate Indebtedness** | |
| 16 and 19 | Aggregate indebtedness liabilities | $ 900 |
| 20 | Percent of aggregate indebtedness to net capital | 15% |
| 21 | Percent of debt to debt-equity computed in accordance with Rule 15c3-1(d) | - % |



plante moran

## CLFS Securities, Inc.

**Computation for Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**
**December 31, 2002**

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

plante

## CLFS Securities, Inc.

**Information Relating to the Possession and Control Requirements**
**Pursuant to Rule 15c3-3**
**December 31, 2002**

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

plante

# CLFS Securities, Inc.

## Schedule of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act December 31, 2002

Not required to prepare. CLFS Securities, Inc. does not effect trades in the commodity markets.

## CLFS Securities, Inc.

### Reconciliation Pursuant to Rule 17a-5(d)(4)
### Year Ended December 31, 2002

| Form X-17A-5 Line | | Audited | Unaudited | Increase (Decrease) |
|---|---|---|---|---|
| | **Computation of Net Capital** | | | |
| 1 | Total stockholder equity from statement of financial condition | $ 13,655 | $ 13,655 | $ - |
| 6D | Less deductions | 7,500 | $ 7,500 | |
| 9 | Less Haircuts | 30 | 30 | - |
| 10 | Net capital | **$ 6,125** | **$ 6,125** | **$ -** |
| | **Computation of Basic Net Capital Requirements** | | | |
| 11 | Minimum net capital required | **$ 60** | **$ 60** | **$ -** |
| 12 | Minimum dollar requirement | **$ 5,000** | **$ 5,000** | **$ -** |
| 13 | Net capital requirement | **$ 5,000** | **$ 5,000** | **$ -** |
| 14 | Excess net capital: | | | |
| | Net capital | $ 6,125 | $ 6,125 | $ - |
| | Less net capital requirement | 5,000 | 5,000 | - |
| | Total | **$ 1,125** | **$ 1,125** | **$ -** |
| 15 | Excess net capital at 100 percent | **$ 6,065** | **$ 6,065** | **$ -** |
| | **Computation of Aggregate Indebtedness** | | | |
| | Aggregate indebtedness liabilities | $ 900 | $ 900 | $ - |
| 16 and 19 | Percent of aggregate indebtedness to net capital | **15%** | **15%** | **- %** |
| 20 | Percent debt to debt-equity computed in accordance with Rule 15c3-1(d) | **- %** | **- %** | **- %** |